Mail Stop 4561

December 15, 2006

Mr. Li Te Xiao
Chairman, CEO and CFO
Artcraft V, Inc.
Baimang Checking Station 1st Building
South Mountain Xili Town
Shenzhen, China 518000

> **Re: Artcraft V, Inc.**
> **Amendment #1 to Form 10-KSB for the fiscal year ended**
> **December 31, 2005**
> **File No. 0-50818**

Dear Mr. Li Te Xiao:

We have reviewed your first response letter dated October 17, 2006 and have the following additional comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment #1 to Form 10-KSB for the fiscal year ended December 31, 2005

General

1.   Please have the company provide the requested acknowledgements on their letterhead as is requested in further detail below.

Management's Discussion and Analysis or Plan of Operation

Overview

2.   We note your response to prior comment 1 and your position that your company
        is not a development stage enterprise, as defined by SFAS 7 paragraphs 8 and 9.
        Please help us to understand, in sufficient detail, how you reached your position
        within the framework of the guidance mentioned above and in light of the
        revenues that have been generated to date and your current disclosure which
        indicates that "during the past year, our operations have been devoted primarily to
        developing a business plan, developing and designing our website, preparing to
        bring the website online and raising capital for future operations and
        administrative functions".   If you maintain the position that your company is not
        a development stage enterprise, please consider revising your disclosure
        throughout the filing, as appropriate, to the extent that your disclosure may give
        the appearance of being inconsistent with your position.

Financial Statements

Report of Independent Registered Public Accounting Firm

3.   We note your response to prior comment 2. It appears that you have not
        addressed the comment within Amendment #1 to Form 10-KSB for the year
        ended December 31, 2005 as you have not included an opinion which corresponds
        to the financial information you have provided prior to the year ended December
        31, 2005. Rule 310 (a) of Regulation S-B requires that your consolidated
        statements of income, stockholders' equity and cash flows for the year ended
        December 31, 2004 be audited. Please amend your filing to meet this requirement
        and to provide an appropriate auditors' opinion.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Associate Chief Accountant